 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2026
Commission File No.: 001-35773

REDHILL BIOPHARMA LTD.

(Translation of registrant’s name into English)

21 Ha’arba’a Street, Tel Aviv, 6473921, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Recent Transactions and Stockholders' Equity

As previously announced, on August 27, 2026, RedHill Biopharma Ltd. (the “Company”) completed the sale of its 70% interest in Talicia Holdings Inc. (“THI”) to a subsidiary of Apotex Health Corp. (“Apotex”) for an upfront payment of $18.0 million, which was received upon completion of the transaction, and up to an additional $35.0 million in potential payments based on worldwide net sales milestones. In connection with the transaction, the Company, through a subsidiary, also entered into a transition services agreement with Apotex.

On August 28, 2026, the Company, through a subsidiary, entered into a License and Commercial Supply Agreement with Ferring Pharmaceuticals (“Ferring”) for exclusive global commercialization rights to Rebyota® and exclusive U.S. commercialization rights to Clenpiq®. The Company made an upfront payment of $12 million, agreed to pay tiered royalties and potential sales milestone and other contingent payments, and acquired existing Rebyota® inventory under deferred payment terms.

As a result of the transactions described above and other movements during the third quarter, as of September 30, 2026, the Company believes its stockholders' equity exceeds $5 million.

This Form 6-K is hereby incorporated by reference into the Company's Registration Statements on Form S-8 filed with the Securities and Exchange Commission on May 2, 2013 (Registration No. 333-188286), on October 29, 2015 (Registration No. 333-207654), on July 25, 2017 (Registration No. 333-219441), on May 23, 2018 (Registration No. 333-225122), on July 24, 2019 (File No. 333-232776), on March 25, 2021 (File No. 333-254692), on May 3, 2021 (File No. 333-255710), on January 11, 2022 (File No. 333-262099), on June 27, 2022 (File No. 333-265845), on June 29, 2023 (File No. 333-273001), on June 20, 2024 (File No. 333-280327), on March 25, 2025 (File No. 333-286082) and on January 22, 2026 (File No. 333-292879), and its Registration Statements on Form F-3 filed with the Securities and Exchange Commission on March 30, 2021 (File No. 333-254848), on August 4, 2023 (File No. 333-273709), October 13, 2023 (File No. 333-274957), as amended, on August 9, 2024 (File No. 333-281417) and on July 2, 2026 (File No. 333-297223).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

September 30, 2026	REDHILL BIOPHARMA LTD. By: /s/ Dror Ben-Asher Name: Dror Ben-Asher Title: Chief Executive Officer